Mail Stop 3561

June 8, 2006

Via U.S. Mail and Facsimile

Alvin A. Hirsch
Chief Financial Officer
Mile Marker International, Inc.
2121 Blount Road
Pompano Beach, FL 33069

> **RE: Mile Marker International, Inc. (the Company)**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2005**
> **File No. 0-26150**

Dear Mr. Hirsch:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief